UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For April 10, 2026

Commission File Number: 001-41975

ENERGYS GROUP LIMITED

(Translation of registrant’s name into English)

Franklyn House, Daux Road

Billingshurst, West Sussex

RH149SJ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Submission of Matters to a Vote of Security Holders and Results

On April 10, 2026, Energys Group Limited (the “Company”) held an Extraordinary General Meeting of the Company’s members (the “EGM”) at 4:00 p.m. (Hong Kong time and date) at the offices of the Company located at 4A Meyer Industrial Building, 2 Chong Yip Street, Kwun Tong, Kowloon, Hong Kong. The record date for the EGM was February 13, 2026 (the “Record Date”).

The following resolutions were adopted and approved.

Proposal No. 1(A)

At the EGM, the Company’s members holding Ordinary Shares and Series A Convertible Preferred Shares approved, by special resolution, the re-designation and re-classification of the Company’s authorized share capital into (i) 285,000,000 Class A Ordinary Shares, par value US$0.0001, with one (1) vote per share (the “Class A Ordinary Shares”); (ii) 15,000,000 Class B Ordinary Shares, par value US$0.0001, with fifty (50) votes per share (the “Class B Ordinary Shares”); and (iii) 3,000,000 preference shares, of a par value of US$0.0001 each (which shall include 2,575,250 shares of Series A Convertible Preferred Stock), and the re-designation and re-classification of the Company’s 31,253,416 currently outstanding Ordinary Shares and the 1,279,250 Ordinary Shares, par value US$0.0001 each, underlying the 1,279,250 currently outstanding Series A Convertible Preferred Shares as follows:

Name of Member	Current Shares			After Re-Classification/ Re-Designation
	Ordinary	Preferred		Class A(1)		Class B(2)(3)
Moonglade Investment Limited(4)	9,650,000	106,900		-		9,756,900	(5)
Other Holders of Ordinary Shares	21,603,416	-		21,603,416	(6)	-
Other Holders of Preferred Shares	-	1,172,350	(7)	-		1,172,350	(8)
Total Outstanding Shares	31,253,416	1,279,250		21,603,416		10,929,250

(1)	Entitled to one (1) vote per share on all matters submitted to Members for vote
(2)	Entitled to fifty (50) votes per share on all matters submitted to Members for vote
(3)	Includes certain currently outstanding Ordinary Shares and Ordinary Shares underlying and to be issued upon conversion of all currently outstanding Series A Convertible Preferred Shares in accordance with their terms.
(4)	Owned as to 69.7% by Moon Shadow Global Limited, which is 100% owned by Mr. Michael Lau, our Executive Director and Chief Technology Officer, who is also its sole director and who therefore has sole voting power over the shares owned of record by Moonglade Investment Limited.
(5)	Represents 487,845,000 votes, or 85.88% of the total available votes.
(6)	Represents 21,603,416 votes, or 3.80% of the total available votes.
(7)	Includes 1,048,470 Series A Convertible Preferred Shares owned of record by Mr. Michael Lau, our Executive Director and Chief Technology Officer, 110,780 Series A Convertible Preferred Shares owned of record by Mr. Kevin Cox, our Executive Director and Chief Executive Officer, and an aggregate of 13,100 Series A Convertible Preferred Shares owned of record by two unaffiliated third-parties.
(8)	Represents 58,617,500 votes, or 10.32% of the total available votes.

Proposal No. 1(B)

At the EGM, the Company’s members holding Ordinary Shares and Series A Convertible Preferred Shares approved, by special resolution, the Second Amended and Restated Memorandum of Association and Second Amended and Restated Articles of Association of the Company to reflect the dual-class share structure and to set out the rights and privileges of the Class A Ordinary Shares and the Class B Ordinary Shares.

Proposal No. 2

At the EGM, the Company’s members holding Series A Convertible Preferred Shares approved, by special resolution, the revision of terms of the Series A Convertible Preferred Shares such that (i) the Series A Convertible Preferred Shares shall be entitled to that number of votes to which the underlying Ordinary Shares would be entitled if they were issued and outstanding; and (ii) the Series A Convertible Preferred Shares shall be convertible into Class B Ordinary Shares; provided, however, that, upon the filing with the SEC of a registration statement with the purpose of registering under the Securities Act of 1933, as amended, any or all of the Class B Ordinary Shares or other securities that are convertible or exchangeable for Class B Ordinary Shares, the Class B Ordinary Shares covered by such registration statement, and the Class B Ordinary Shares underlying such other securities, shall automatically convert to Class A Ordinary Shares as provided in Article 15D of the Second Amended and Restated Articles of Association.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 14, 2026	ENERGYS GROUP LIMITED

	By:	/s/ Kevin Cox
	Name:	Kevin Cox
	Title:	Chief Executive Officer and Director

Exhibit No.	Description
99.1	Notice and Proxy Statement regarding Extraordinary General Meeting of Members to be Held on March 30, 2026 at 4:00 p.m. (Hong Kong time), adjourned until April 10, 2026.
99.2	Second Amended and Restated Memorandum and Second Amended and Restated Articles of Association.